UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        Amendment No. 5)*


                      MERCHANTS GROUP, INC.
_________________________________________________________________
                         Name of Issuer)


             Common Stock, $.01 Par Value Per Share
_________________________________________________________________
                  (Title of Class of Securities


                           588539-10-6
                  ____________________________
                         (CUSIP Number)


                         Brent D. Baird
                       1350 One M&T Plaza
        Buffalo, New York  14203 (Phone: (716) 849-1484)
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         Not applicable
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            FORM 13 D
                         AMENDMENT NO. 5

CUSIP NO. 588539-10-6

INTRODUCTION

          NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

          The purpose of this Schedule 13D Amendment No. 5 is to update the ownership of Shares of Common Stock ("Shares") of Merchants Group, Inc. (the "Issuer") by members of the Baird family and other persons (the "Reporting Persons").

          In this Amendment No. 5 and in previous filings, multiple Reporting Persons have reported ownership of Shares in a combined Schedule 13D. The reason for a combined Schedule 13D is to disclose that the Reporting Persons are members of the Baird family or related entities. However, as stated above (see NOTE) and as stated in previous filings of the combined Schedule 13D by the Reporting Persons, the execution and submission of this
Schedule 13D shall not be construed as a statement or admission that the Reporting Persons are acting as a group.

          Item 5, which reports beneficial ownership of Shares by certain Reporting Persons, is hereby amended as set forth below. It is intended that this Schedule 13D Amendment is applicable only to those Reporting Persons included in Item 5, and no statement is intended or implied as to the ownership of Shares by any other person.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended to read as follows:

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 241,100 Shares of the Issuer.

          Such Shares are held as follows:

                                                Percentage of
                                   Number Of      Outstanding
Shares Held in the Name of            Shares     Security (1)

Aries Hill Corp.                      47,000           2.227%

Brent D. Baird (2)                    15,000           0.711%

Anne S. Baird
  (i)  individually                    2,000           0.095%
  (ii) as trustee f/b/o
       Cameron D. Baird (3)              100           0.005%

Jane D. Baird                         19,000           0.900%

Bridget B. Baird, as
successor trustee (4)                 14,000           0.663%

Bruce C. Baird                         5,000           0.237%

Cameron D. Baird                       4,000           0.190%

First Carolina Investors,            135,000           6.397%
Inc.


                      TOTAL          241,100          11.425%


     (1) The foregoing percentages assume that the number of Shares outstanding as of December 31, 2002 is 2,110,152
          Shares.

     (2) 10,000 of such shares are held individually; 5,000 by a Trubee, Collins retirement fund for his benefit.

     (3)  Cameron D. Baird is the sole beneficiary.

     (4) Jane D. Baird is the income beneficiary and the issue of Jane D. Baird are the remainder beneficiaries under a trust agreement dated 12/23/38.

(b) For each person named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

(c)     Not applicable.

(d)     Not applicable

(e)     Not applicable

                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED this 31st day of March, 2003.


ARIES HILL CORP.

By: s/Brian D. Baird
      Brian D. Baird, Secretary



Brent D. Baird; Anne S. Baird, individually and as trustee f/b/o Cameron D. Baird; Jane D. Baird; Bridget B. Baird, as
Successor Trustee; Bruce C. Baird; and Cameron D. Baird

By:  s/Brian D. Baird
       Brian D. Baird, Attorney*



FIRST CAROLINA INVESTORS, INC

By:  s/Brent D. Baird
       Brent D. Baird, Chairman





* Powers of Attorney previously filed with the Securities and Exchange Commission